Exhibit 99.3

AVRICORE HEALTH PARTNERS WITH ELLERCA HEALTH INC TO OFFER JOINT DIABETES SCREENING AND MANAGEMENT SUPPORT

VANCOUVER, BC – (GLOBE NEWSWIRE) – July 28, 2021 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce it has signed a partnership agreement with Ellerca Health Corp to utilize their respective technologies and services to offer the most robust diabetes screening and management solutions on the market for community pharmacy.

Avricore Health’s Objective is to make actionable health information more accessible for everyone by creating the world’s largest rapid testing network in pharmacy though HealthTab, its turnkey point-of-care testing solution that effectively turns pharmacies into diagnostic hubs (sometimes known as ‘Community Diagnostic Centres’ or CDCs) and connects them on a single, cloud-based platform.

Ellerca Health Corp’s mission is to improve patient care through leading technologies and innovation. Through self-management of chronic diseases thanks to a fully supportive digital program, Ellerca Health allows patients to be in control of their own treatment through their 360Care™ app. Working together with patients in this way reduces the cost and time of reactionary treatment and shifts the focus to preventative care by reducing and eradicating symptoms of chronic conditions.

Ellerca Health’s 360Care™ is an app-based digital platform for chronic disease management which is quickly growing its client base of benefits providers and drug makers to support better patient health outcomes.

Through mutual collaboration on a project-by-project basis, the companies are committed to achieving their shared vision of bringing technologies to community settings which prioritize early-detection and screening, along with consistent management of chronic diseases, like diabetes.

“We believe strongly that cooperation can enhance what we do, and that of those we work with,” said Hector Bremner, CEO of Avricore Health. “We’ve already identified several projects where HealthTab™ and 360Care™ can work together to support patient needs in pharmacy, and we look forward to continuing to work towards collaborating on these efforts.”

“Working together with Avricore Health will allow our members to have easy access to A1C testing at local pharmacies and improve the speed of results,” said Daniel Yeboah, General Manager of Ellerca Health. “By bringing critical health data to a patient’s mobile device quickly and providing the coaching needed to understand the risks, we can continue to move away from just treating disease and support better health outcomes for people living with chronic conditions like diabetes.”

The companies look forward to jointly pursing efforts to bring enhanced patient services in community pharmacy which utilize HealthTab™’s unique diagnostics and data-management systems with the ongoing coaching and support of 360Care™.

About Ellerca Health

Based in Toronto, Canada, Ellerca Health, is a digital health organization that uses the integration of mobile technology, real human interaction, artificial intelligence, and proven behavioral science to revolutionize the personal experience and health outcomes of people living with chronic disease. Ellerca Health's approach delivers continuous fully integrated virtual care and support, raising the bar in the digital therapeutics market.

Shifting the healthcare paradigm to engage and empower consumers, Ellerca Health is transforming chronic disease management, patient outcomes, and healthcare costs with its 360Care™ platform.

Driving 360Care™ is the core philosophy that people with chronic health needs, when provided with true care and companionship, quickly make the incremental behavioral changes needed to stop the progression of their conditions.

For more information visit www.EllercaHealth.com and www.360care.ca.

About HealthTab™ + RASTR

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.Ellerca Health Inc

Hector Bremner, CEO 604-773-8943Daniel Yeboah

info@avricorehealth.com dy@ellerca.com

www.avricorehealth.com www.EllercaHealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy